March 11, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Sonia Gupta Barros, Special Counsel

Erin E. Martin, Attorney-Advisor

Re:                             Silver Bay Realty Trust Corp.

Registration Statement on Form S-11 (File No. 333-187015)

Acceleration Request

Requested Date:                              March 13, 2013

Requested Time:                            4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Silver Bay Realty Trust Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-11 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Karen Dempsey, an attorney with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

In connection with the acceleration request, the Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact Ms. Dempsey at (415) 773-4140 if you have any questions or require additional information concerning the foregoing.

Very truly yours,

SILVER BAY REALTY TRUST CORP.

By:	/s/ Timothy W. J. O’Brien
Timothy W. J. O’Brien
General Counsel and Secretary

cc:                                Karen Dempsey, Orrick, Herrington & Sutcliffe LLP